UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*
_______________________

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Alan J. Sokol
Hemisphere Media Group, Inc.
2000 Ponce de Leon Boulevard, Suite 500
Coral Gables, Florida, 33134
305-421-6364
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

April 4, 2015
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sokol, Alan J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 805,844 (See Items 3, 4 and 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 805,844 (See Items 3, 4 and 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,844 (1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 355,844 shares of Class A common stock and 450,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of April 4, 2015.  Does not include 266,666 shares of restricted Class A common stock of which (i) 100,000 shares will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 and (ii) 166,667 shares will vest on April 4, 2016. Also does not include 350,000 shares of Class A common stock issuable upon exercise of stock options of which (i) options to purchase 250,000 shares will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 and (ii) options to purchase 100,000 shares of restricted Class A common stock will vest on April 4, 2016.

(2)
Based on 15,091,401 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“Commission”) on March 31, 2015 as adjusted for 80,193 shares of the Issuer’s Class A common stock returned to the Issuer for the purpose of paying the Reporting Person's and the Issuer’s Chief Financial Officer’s withholding taxes due upon the vesting of restricted shares of Class A common stock previously awarded to such persons (which vested on April 4, 2015) under the 2013 Equity Incentive Plan and which are no longer issued and outstanding.  On a fully diluted basis, assuming conversion of all shares of the Issuer’s Class B common stock into shares of Class A common stock, the Reporting Person owns 1.8% of the Issuer’s capital stock.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 6

Item 1.  Security and Issuer.

This schedule 13D is being filed by the undersigned with respect to the shares of Class A common stock, $0.0001 par value per share (the “Class A common stock”) of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, FL 33134.

Item 2.  Identity and Background.

(a)	This schedule 13D is being filed on behalf of Alan J. Sokol (the “Reporting Person”).
(b)	The principal business address for the Reporting Person is 2000 Ponce de Leon Blvd, Suite 500, Coral Gables, FL 33134.
(c)	The Reporting Person is the Chief Executive Officer, President and a director on the Issuer’s board of directors (the “Board”).
(d)	The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the United States.
 Item 3.  Source and Amount of Funds or Other Consideration.

As a result of the Reporting Person being the Chief Executive Officer and President of the Issuer and a director on the Issuer’s Board, the Issuer has issued to the Reporting Person restricted stock awards (“RSAs”) and options to purchase Class A common stock (“Options”), as part of his equity compensation for his service to the Issuer.
Item 4.  Purpose of Transaction.

On April 4, 2015, 100,000 previously issued Options and 166,667 RSAs vested, and as a result, the Reporting Person exceeded 5% beneficial ownership of the Class A common stock necessitating the filing of this Schedule 13D. The Reporting Person will continue to vest in his RSAs and Options as follows:  266,666 shares of restricted Class A common stock of which (i) 100,000 shares will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 and (ii) 166,667 shares will vest on April 4, 2016; and 350,000 shares of Class A common stock issuable upon exercise of stock options of which (i) options to purchase 250,000 shares will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 and (ii) options to purchase 100,000 shares of restricted Class A common stock will vest on April 4, 2016.   In addition, it is currently expected that consistent with the terms of that certain Employment Agreement dated as of April 9, 2013 by and between the Reporting Person and the Issuer (the “Employment Agreement”) and past practice, that there may be future issuances of RSAs and Options to the Reporting Person. It is also currently expected that other employees, consultants and directors of the Issuer may be issued RSAs and Options by the Issuer (as well as continue to vest into existing Options and RSA grants), and as Chief Executive Officer, President and member of the Board, the Reporting Person will evaluate any such issuances.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer, President and member of the Board, the Reporting Person reviews and evaluates potential transactions and the consideration used, which may include Class A common stock.

Except as described above, The Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 6

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The Reporting Person is the beneficial owner of 805,844 shares of Class A common stock representing 5.2% of the Class A common stock, including 355,844 shares of Class A common stock and 450,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of April 4, 2015.  Percentage ownership is based on 15,091,401 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2015 and as adjusted for 80,193 shares of the Issuer’s Class A common stock returned to the Issuer for the purpose of paying the Reporting Person’s and the Issuer’s Chief Financial Officer’s withholding taxes due upon the vesting of restricted shares of Class A common stock previously awarded to such persons (which vested on April 4, 2015) under the 2013 Equity Incentive Plan (the “Plan”) and which are no longer issued and outstanding.  On a fully diluted basis, assuming conversion of all shares of the Issuer’s Class B common stock into shares of Class A common stock, the Reporting Person owns 1.8% of the Issuer’s capital stock. The Reporting Person has the sole power to dispose or direct the disposition of all of the shares of Class A Common Stock owned by him.

(c) On April 4, 2015, the date RSAs vested for the Reporting Person, the fair market value of the following Class A common stock shares were used to satisfy the Reporting Person's tax withholding obligations, as previously reported in the Reporting Person’s Form 4 report as filed with the Commission on April 6, 2015:

Trade Date	Class A common stock Surrendered	Price Per Share ($)
4/4/2015	66,025	$13.10

(d) and (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Indemnification Agreement

Issuer has entered into indemnification agreements with its directors, officers and key employees that may, in certain cases, be broader than the specific indemnification provisions contained in its amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements requires the Issuer, among other things, to indemnify such officers, directors and key employees against certain liabilities that may arise by reason of their status or service as directors, officers or key employees of the Issuer or of another entity at the request of the Issuer and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.
Employment Agreement

In addition, the Reporting Person is party to an employment agreement, dated as of April 4, 2015, with the Issuer pursuant to which, if his employment is terminated by the Issuer without Cause (as defined in his employment agreement), due to death or disability, on the expiration date of his employment agreement or if the executive terminates his employment for Good Reason (as defined in his employment agreement), then all unvested time-based Options and RSAs fully accelerate and become 100% vested, and all performance-based Options and RSAs remain outstanding for six (6) months following termination and are eligible to vest if the applicable performance goals are achieved.

Award Agreements

The terms of the Options and the RSAs are set forth in the Restricted Stock Award Agreement, dated April 9, 2013, by and between Alan J. Sokol and the Issuer, and the Nonqualified Stock Option Award Agreement, dated April 9, 2013, by and between Alan J. Sokol and the Issuer, and are subject to the Plan.

The foregoing descriptions of the indemnification agreement, the employment agreement and the award agreements with the Reporting Person do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements and the Plan which are incorporated by reference herein.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 6

Item 7.  Material to be Filed as Exhibits.

The following documents filed as exhibits are hereby incorporated by reference herein.

Exhibit 4.1
Hemisphere Media Group, Inc. 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-8 filed with the Commission on April 10, 2013 (File No. 333-187846)).

Exhibit 10.1
Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on March 15, 2013 (File No. 333-186210)).

Exhibit 10.2
Nonqualified Stock Option Award Agreement, effective as of April 9, 2013 by and between the Issuer and Mr. Alan J. Sokol (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 25, 2013 (File No. 000-54925)).

Exhibit 10.3
Restricted Stock Award Agreement, effective as of April 9, 2013 by and between the Issuer and Mr. Alan J. Sokol (incorporated herein by reference to filed to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013 (File No. 000-54925)).

Exhibit 10.4
Employment Agreement, dated April 9, 2013, by and between the Issuer and Mr. Alan J. Sokol (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013 (File No. 000-54925)).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2015.

By:	/s/ Alan J. Sokol
Name: Alan J. Sokol
Title: Chief Executive Office, President and Director of the Issuer